news release

Zi Corporation to introduce Qix developments that can unlock multi-billion dollar mobile advertising industry

Major Product Developments from Zi Corporation to Be Shown at Mobile World Congress 2008 to Help Operators Push Real-time Advertising

CALGARY, AB, January 24, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it plans a significant presence at February’s Mobile World Congress (MWC) exhibition in Barcelona, where it will unveil the latest developments for its innovative search and discovery tool Qix® that will enable operators to maximize global mobile advertising opportunities.

Zi Corporation’s new developments for Qix include the introduction of Qix Update, a refresher feature that allows operators to add new adverts and content at any time and allows operators to push these adverts to mobile users worldwide.

According to Informa Telecoms & Media, the mobile advertising industry is expected to total $11 billion by 2011 and these new developments for Qix will allow operators immediate access to mobile advertising opportunities.

Zi Corporation will be taking Qix and its product portfolio to MWC 2008, which takes place in Barcelona, February 11 – 14. Zi will be located at pavilion AV85 and is also expected to announce new language additions to its ever evolving handwriting recognition software Decuma® and demonstrate its text entry products eZiText® and eZiType®.

Zi Corporation comes to Barcelona following a year of successes which included completing major deals in Europe, North America and Asia, making key breakthroughs into new vertical markets and announcing a number of significant product line enhancements. Qix continued to generate interest in the mobile market and the rollout of handsets featuring the software continued in the UK.

After re-launching its product portfolio to the Asian market in April, Zi re-established a major presence in the market and has since secured many new licensees in China and Taiwan in particular, which have chosen eZiText and eZiType text entry solutions from Zi for their latest cellular devices and WiFi handsets.  Zi also extended its relationship with platform developer Trolltech ASA, as eZiText and eZiType have now been integrated on the Trolltech’s Qtopia Greensuite UI platform to offer advanced text entry for Chinese and alphabetic languages.

Intelligent Interface Solutions

In North America, Zi partnered with Digit Wireless and ZTE, to launch the ZTE D90 handset on the Telus network. The D90 featured eZiType text entry software from Zi and the innovative Fastap keypad, the combination of which has been very well received by the industry.

“Zi Corporation returns to Barcelona after another year of significant progress, not only in the mobile market but also in new vertical sectors. We have positioned our products as the most innovative on the market and the global deals we have signed this year reflect that. Our reputation has been enhanced by the new licensees we have secured in the gaming and industrial sector and by the product developments we have made, many of which will be demonstrated at Mobile World Congress,” said Milos Djokovic, President and CEO of Zi Corporation.

“There is much more on the way from Zi, especially from our Qix product which is constantly being improved, and our handwriting recognition software Decuma, with which new languages are regularly being requested and released,” Djokovic added.  “Visitors to our pavilion this year in Barcelona can try the products for themselves and will be able to experience first hand the benefits our products can bring to operators and OEMs worldwide.”

Zi Corporation will be holding an exclusive press event at MWC 2008 at 1:00 pm on Wednesday, February 13, to demonstrate its latest product developments.  There will also be the opportunity for one-on-one interviews with the Company’s President and CEO Milos Djokovic.

For further information on Zi Corpration’s activities at Mobile World Congress 2008, please visit zicorp.com/mwc2008.

To arrange an interview or if you would like to meet with Zi Corporation at MWC 2008, please contact Emma Tagg at BCS Public Relations at +44 115 948 6901 or email emma@bcspr.co.uk.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType for keyboard prediction with auto-correction; eZiText for predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Brian Dolby / Emma Tagg
brian@bcspr.co.uk / emma@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (US business/financial media)
len@allencaron.com
+1 949 474 4300

Intelligent Interface Solutions